SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RecordLab Corporation
                          (f/k/a Midisoft Corporation)
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                   597413-10-3
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                                 (CUSIP Number)

                              Walter H. Barandiaran
           405 Lexington Avenue, 54th floor, New York, New York 10174
                            Telephone: (212) 949-6262
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                February 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP N0.: 597413-10-3                                        Page 2 of 11 Pages
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         The Argentum Group
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|
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3)       SEC Use Only
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4)       SOURCE OF FUNDS                                      WC
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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              |_|
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
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NUMBER OF                  7)       SOLE VOTING POWER         3,750,000*
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER       0
OWNED BY                   -----------------------------------------------------
EACH                       9)       SOLE DISPOSITIVE POWER    3,750,000*
REPORTING                  -----------------------------------------------------
PERSON WITH                10)      SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                     3,750,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                              |_|
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   18.6%*
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14)      TYPE OF REPORTING PERSON                             PN
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* Beneficial ownership of 3,750,000 shares of common stock reported hereunder is being reported solely as a result of an Option granted pursuant to the Letter of Intent described in Item 4 hereof. The Argentum Group expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

CUSIP NO.: 597413-10-3                                        Page 3 of 11 Pages
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Argentum Capital Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|
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3)       SEC Use Only
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                      WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
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NUMBER OF                  7)       SOLE VOTING POWER         3,750,000*
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER       0
OWNED BY                   -----------------------------------------------------
EACH                       9)       SOLE DISPOSITIVE POWER    3,750,000*
REPORTING                  -----------------------------------------------------
PERSON WITH                10)      SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                     3,750,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |_|
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   18.6%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                             PN
--------------------------------------------------------------------------------

* Beneficial ownership of 3,750,000 shares of common stock reported hereunder is being reported solely as a result of an Option granted pursuant to the Letter of Intent described in Item 4 hereof. Argentum Capital Partners II, L.P. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

ITEM 1. SECURITY AND ISSUER

            This Schedule 13D relates to the beneficial ownership of the common stock, no par value per share (the "Common Stock"), of recordLab Corporation (f/k/a Midisoft Corporation), a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1605 NW Sammamish Road, Suite 205, Issaquah, Washington 98027.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule 13D is filed on behalf of The Argentum Group, a Delaware general partnership ("AG"), and Argentum Capital Partners II, L.P., a Delaware limited partnership ("ACP II"). (AG and ACP II are together referred to herein as the "Filing Parties").

            The general partner of ACP II is Argentum Partners II, LLC, a Delaware limited liability company ("AP II"). Argentum Investments, LLC, a Delaware limited liability company ("AI"), is the managing member of AP II. Each of Walter H. Barandiaran ("Barandiaran") and Daniel Raynor ("Raynor") is a managing member of AI. The general partners of AG are Walter H. Barandiaran, Inc., a Delaware corporation ("WHB"), Daniel Raynor, Inc., a Delaware corporation ("DR"), and Argentum Partners LP, a Delaware limited partnership ("AP"). Barandiaran is the sole stockholder of WHB. Raynor is the sole stockholder of DR. Each of WHB and DR is a general partner of AP. Barandiaran is the sole executive officer and director of WHB. Raynor is the sole executive officer and director of DR. Barandiaran is a citizen of Peru. Raynor is a United States citizen. (AP II, AI, WHB, DR, AP, Barandiaran and Raynor are collectively referred to as the "Related Parties").

            The Filing Parties and the Related Parties maintain their principal offices at 405 Lexington Avenue, 54th floor, New York, New York 10174. The principal business of each of the Filing Parties and Related Parties is venture capital and private equity investment. ACP II is a registered small business investment corporation.

            None of the Filing Parties, and, to the best of the Filing Parties' knowledge, none of the Related Parties has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or


                               Page 4 of 11 Pages
prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            If the Option (as defined in Item 4 below) were exercised, it is expected that all of the funds to be invested by either of the Filing Parties in the Issuer would be obtained from capital contributions made by their respective partners, and/or, in the case of ACP II, which is a registered Small Business Investment Corporation, from funds loaned to or invested in ACP II by or on behalf of the Small Business Administration to finance qualifying investments made by ACP II generally.

ITEM 4. PURPOSE OF TRANSACTION

            AG and the Issuer have executed a Letter of Intent (the "Letter of Intent"), amended as of January 27, 2000, and February 1, 2000, relating to the proposed investment (the "Investment") by the Filing Parties and/or their managed funds and affiliates of 6,000 shares of Class A Convertible Preferred Stock ("Preferred Stock") of the Issuer and warrants ("Warrants" and together with the Preferred Stock, the "Securities") to purchase 750,000 shares of Common Stock of the Issuer (at an exercise price of $4.00 per share) for an aggregate purchase price of $6,000,000, subject to decrease and to increase as set forth therein.

            Pursuant to the Letter of Intent, the Issuer granted to the Filing Parties an option (the "Option") to purchase from 4,000 to 6,000 shares of Preferred Stock and from 500,000 to 750,000 Warrants for an aggregate purchase price for such Preferred Stock and Warrants of from $4 million to $6 million at any time ending on the later to occur of February 18, 2000 or five days after approval of the Investment by the Issuer's stockholders, if required; provided, that if the Option is initially exercised for $4 million or more but less than $6 million, the Filing Parties shall have the additional option to purchase the balance of such shares of Preferred Stock and Warrants up to an aggregate of $6 million at any time ending on the later to occur of February 28, 2000 or five days after approval of the Investment by the Issuer's stockholders, if required. If the Filing Parties were to exercise the Option, the Warrants would be exercisable at any time thereafter for a period of five years, and the Preferred Stock would be convertible (initially at a conversion price of $2 per share), at the holder's option, at any time prior to any redemption thereof and, mandatorily, upon certain specified events.


                               Page 5 of 11 Pages

            The Filing Parties intend to hold any Securities that they may purchase pursuant to the Option for investment. One or more of the Filing Parties or Related Parties may, in the future, acquire or dispose of additional Securities, but do not presently intend to do so. This intention may change depending upon market conditions or other circumstances.

            Except as described below, none of the Filing Parties or Related Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the future, however, each of the Filing Parties and Related Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

            The Letter of Intent sets forth certain terms and conditions of the Preferred Stock and Warrants, and provides the Filing Parties with certain rights, as holders of the Preferred Stock and Warrants, that may, upon exercise of the Option, relate to certain of the matters described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 under the Exchange Act. The exercise of the Option would effect a material change in the Issuer's capitalization and a corresponding change in the Issuer's charter. Set forth below is a summary of certain provisions of the Letter of Intent that may relate to one or more of such matters. The following summary is qualified in entirety by reference to the full text of Exhibit A to the Letter of Intent, which Letter of Intent is attached as an Exhibit to this Schedule 13D, and which is incorporated into this
Item in entirety by this reference.

                  (i) In the event of a merger, sale (of substantially all stock or assets) or liquidation of the Issuer, the holders of the Preferred Stock will receive in preference to the holders of the Common Stock and other preferred stock of the Issuer the Liquidation Preference specified therein.

                  (ii) The holders of the Preferred Stock will vote separately as a class on all matters which affect the rights, value or ranking of the Preferred Stock; otherwise they will vote together with the holders of the Common Stock on an as-converted basis. The affirmative vote of the Preferred Stock (or the approval of the Director elected by the holders of the Preferred Stock) will be required in connection with certain fundamental changes in the Issuer's business, ownership or capital structure (such as mergers and acquisitions).


                               Page 6 of 11 Pages

                  (iii) The holders of the Preferred Stock, voting separately as a class, are entitled to elect one member of the Issuer's Board of Directors out of a maximum of seven directors, and would thus effect a change in the Board of Directors of the Issuer at such time. The Issuer's Board is required to establish an Audit Committee and a Compensation Committee, each consisting entirely of independent directors and including the director elected by the Preferred Stock.

                  (iv) "Full ratchet" protection will, subject to certain exceptions, be applied to the Conversion Price (as defined) of the Preferred Stock if the Issuer issues or sells shares of Common Stock or securities convertible/exercisable into Common Stock and the issue price or conversion/exercise price is less than the then effective Conversion Price or trading market value of the Common Stock. "Full ratchet" protection will also be applied to both the exercise price and number of shares underlying the Warrants.

                  (v) In the event that the Company offers any of its equity securities or securities convertible or exercisable into Common Stock while shares of the Preferred Stock are outstanding, the Filing Parties will have certain preemptive rights set forth therein. The Filing Parties will also be afforded, among other things, tag-along rights and registration rights. Certain restrictions on the sale of shares by management and significant shareholders of the Issuer will be imposed.

                  (vi) Negative covenants will include provisions, that without the approval of the holders of two-thirds of the Preferred Stock then outstanding, the Issuer may not, among other things, (a)issue any shares of preferred stock that are pari passu or senior to the Preferred Stock, (b) pay any dividends or distributions with respect to the Common Stock, (c) incur any indebtedness with equity features or in excess of $3,000,000 (except indebtedness without equity features incurred with a bank or other commercial lender in the ordinary course of business), (d) acquire or dispose of any assets with a value in excess of $1,000,000, except in the ordinary course of business,
(e) offer itself for sale or enter into a merger where the Company is not the surviving entity, (f) enter into any transaction with related parties or (g) change its primary business.

                  (vii) The Company will agree to seek to list the Common Stock on Nasdaq within six months after Closing, and take all necessary steps to amend its Articles of Incorporation to increase its authorized shares of Common Stock from 25,000,000 to 50,000,000 within three months after Closing.


                               Page 7 of 11 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) (i) As of the date of this Schedule, each of the Filing Parties may be deemed, upon exercise of the Option, to beneficially own the number of Securities of the Issuer described below:

                        1. ACP II may be deemed to be the beneficial owner of from 4,000 to 6,000 shares of Issuer's Preferred Stock, which, upon exercise of the Option, would be convertible into 2,000,000 to 3,000,000 shares of Issuer's Common Stock, subject to certain anti-dilution protections, and Warrants to purchase 500,000 to 750,000 shares of Issuer's Common Stock, subject to certain anti-dilution protections. By virtue thereof, and subject to the assumptions described below, ACP II may be deemed to beneficially own up to a total of 3,750,000 shares, or 18.6%, of Issuer's Common Stock.

                        2. AG may be deemed to be the beneficial owner of 4,000 to 6,000 shares of Issuer's Preferred Stock, which, upon exercise of the Option, would be convertible into 2,000,000 to 3,000,000 shares of Issuer's Common Stock, subject to certain anti-dilution protections, and Warrants to purchase 500,000 to 750,000 shares of Issuer's Common Stock, subject to certain anti-dilution protections. By virtue thereof, and subject to the assumptions described below, ACP II may be deemed to beneficially own up to a total of 3,750,000 shares, or 18.6%, of Issuer's Common Stock.

            The above percentages are computed assuming the exercise of the Option in full, the exercise of all Warrants acquired thereby and the conversion of all Preferred Stock acquired thereby by the Filing Parties but no exercise of warrants or options or conversion of any convertible security by any other person.

                  (ii) As of the date of this Schedule, each of the other persons named in Item 2 other than the Filing Parties may be deemed to beneficially own the number of Securities of the Issuer described below:

                        1. By reason of its status as general partner of ACP II, AP II may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by ACP II. By reason of its status as managing member of AP II, AI may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by ACP II. By reason of their respective status as managing members of AI, each of


                               Page 8 of 11 Pages

Barandiaran and Raynor may also be deemed to be the indirect beneficial owner of the shares owned by ACP II.

                        2. By reason of their status as general partners of AG, WHB, DR and AP may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by AG. By reason of their status as general partners of AP, each of WHB and DR may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by AG. By reason of his status as sole stockholder, officer and director of WHB, Barandiaran may be deemed to be indirect beneficial owner of the shares of Common Stock beneficially owned by AG. By reason of his status as sole stockholder, officer and director of DR, Raynor may be deemed to be indirect beneficial owner of the shares of Common Stock beneficially owned by AG.

                  (iii) Each of the Filing Parties disclaims beneficial ownership of all shares of Issuer's Common Stock and Preferred Stock and the Warrants described herein. The Filing Parties understand that each of the Related Parties disclaims beneficial ownership of all shares of Issuer's Common Stock and Preferred Stock and the Warrants described herein.

            Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the Related Parties, in each case within the meaning of Section 13(d)(3) of the Exchange Act.

            (b) (i) ACP II would have sole voting and dispositive power with respect to the 3,750,000 shares of Common Stock it may be deemed to beneficially own. By reason of its status as general partner of ACP II, AP II may be deemed to share the power to vote and dispose of the shares of Common Stock beneficially owned by ACP II. By reason of its status as managing member of AP II, AI may be deemed to share the power to vote and dispose of the shares of Common Stock beneficially owned by ACP II. By reason of their respective status as managing members of AI, each of Barandiaran and Raynor may also be deemed to share the power to vote and dispose of the shares owned by ACP II.

                  (ii) AG would have sole voting and dispositive power with respect to the 3,750,000 shares of Common Stock it may be deemed to beneficially own. By reason of their status as general partners of AG, WHB, DR, and AP may be deemed to share the power to vote and dispose of the shares of Common Stock beneficially owned by AG. By reason of his status as sole stockholder, officer and director of WHB, Barandiaran may be deemed to share the power to vote and dispose of the shares of


                               Page 9 of 11 Pages

Common Stock beneficially owned by AG. By reason of his status as sole stockholder, officer and director of DR, Raynor may be deemed to share the power to vote and dispose of the shares of Common Stock beneficially owned by AG.

            (c)   None.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

            Pursuant to the Letter of Intent, the Filing Parties have certain rights to require registration of the shares of Common Stock issuable upon conversion of the Preferred Stock subject to the Option. Such rights pertain to two "demand registrations" of Common Stock and unlimited "piggyback" registration rights, subject to underwriters cutbacks, at the Issuer's expense. In addition, the Letter of Intent provides that the shares of Common Stock issuable upon exercise of the Warrants will have the right to participate in any "piggyback" registration of the shares of Common Stock underlying the Preferred Stock. The Letter of Intent makes reference to certain finder's fees that pertain to the contemplated Investment.

            As summarized in Item 4 above, Exhibit A to the Letter of Intent sets forth certain other terms and conditions of the Preferred Stock and Warrants that are intended to provide the Filing Parties with certain rights and protections, as holders of the Preferred Stock and Warrants, with respect, among other things, to the transfer and voting of the Securities. The summary thereof set forth in Item 5 is incorporated in this Item 6 by this reference, and such summary is qualified in entirety by reference to the full text of the Letter of Intent and Exhibit A thereto, which Letter of Intent is attached as an Exhibit to this Schedule 13D, and which is incorporated into this Item in entirety by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A. Agreement with respect to joint filing of Schedule 13D dated January 28, 2000.

            Exhibit B. Letter of Intent between the Issuer and the Filing Parties, as amended.


                              Page 10 of 11 Pages

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2000


                                       THE ARGENTUM GROUP

                                       By: WALTER H. BARANDIARAN, INC.,
                                            a General Partner

                                       By: /s/ Walter H. Barandiaran
                                           -------------------------------------
                                           Walter H. Barandiaran,
                                            President


                                       ARGENTUM CAPITAL PARTNERS II, L.P.

                                       By: ARGENTUM PARTNERS II, LLC,
                                            General Partner

                                       By: ARGENTUM INVESTMENTS LLC,
                                            Managing Member

                                       By: /s/ Walter H. Barandiaran
                                           -------------------------------------
                                           Walter H. Barandiaran,
                                            Managing Member


                              Page 11 of 11 Pages